WELLS FARGO VOYA LANDMARK

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY

issued by

Voya Insurance and Annuity Company

and its

Separate Account B

Supplement Dated May 2, 2018

This supplement amends certain information contained in the supplement dated May 1, 2018, to your prospectus dated May 1, 2018. Please read it carefully and keep it with your prospectus for future reference.

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

The "**On the Reorganization Date**" paragraph appearing in the supplement dated May 1, 2018, is deleted in its entirety and replaced with the following paragraph:

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.